SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

DETAILED FINAL VOTING MAP

São Paulo, February 03, 2025 – Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) (“Company”), in compliance with CVM Resolution No. 81/22, as amended, hereby disclose to its shareholders and the market the detailed final voting map which consolidates votes as computed at the Extraordinary General Meeting of the Company held on February 03, 2025, including the first five digits of the shareholders’ individual or corporate taxpayer identification number (CPF or CNPJ, respectively), their vote on each item, and information about their shareholding position, as EXHIBIT I.

Further information can be obtained from Braskem’s Investor Relations Department by phone: +55 (11) 3576-9531 or by e-mail: braskem-ri@braskem.com.br

1

EXHIBIT I

EXTRAORDINARY GENERAL MEETING

HELD ON FEBRUARY 03, 2025

DETAILED FINAL VOTING MAP

Code of the Resolution	Description of the Resolution	CNPJ/CPF (first 5 digits)	Vote	Number of Shares (Common Shares)

Extraordinary General Meeting
1	Replacement of 1 (one) effective member of the Company’s Board of Directors appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to complete the term of office until the Annual General Meeting that will resolve on the financial statements for the fiscal year to end on December 31, 2025.	33000	APPROVE	212,426,952
		22606	APPROVE	226,334,622
		05144	APPROVE	1
		00083	REJECT	1,000
		22394	APPROVE	9
		26755	APPROVE	1
		46019	ABSTAIN	2
		93655	APPROVE	8
2	Replacement of the Chairman of the Company’s Board of Directors, appointed by Novonor S.A. – Under Judicial Reorganization (“Novonor”) and NSP Investimentos S.A. – Em Recuperação Judicial (“NSP Inv.”)	33000	APPROVE	212,426,952
		22606	APPROVE	226,334,622
		05144	APPROVE	1
		00083	REJECT	1,000
		22394	APPROVE	9
		26755	APPROVE	1
		46019	ABSTAIN	2
		93655	APPROVE	8

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.